FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago (Chile), December 29, 2011

Mr.
Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Chilean Metropolitan Region, Avenida El Golf N° 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93,458,000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9 and second paragraph of article 10, both contained in Law N° 18,045, and in the Regulation of General Application (Norma de Carácter General) N° 30, issued by such Superintendency:

On the date hereof, Arauco Panels USA, Arauco’s US-based subsidiary, has agreed to purchase an industrial facility that includes a Medium Density Fiberboard (MDF) and High Density Fiberboard (HDF) panel production line, a Particleboard (PB) panel production line, and two melamine product production lines. This facility is located in Moncure, State of North Carolina, United States of America (the “Moncure Facility”). The aforementioned agreement was executed through an asset purchase agreement entered by and between Arauco and Uniboard USA LLC (“Uniboard”).

The purchase price is US$56 million, plus US$6 million corresponding to working capital. The latter is subject to an adjustment based on the working capital existing at the time the purchase is consummated. Certain conditions precedent set forth in the agreement must be fulfilled on or before the transaction’s closing, which is deemed to occur before February 15, 2012.

The Moncure Facility has an MDF line with production capacity of 330,000 cubic meters, a particleboard (PB) line with production capacity of 270,000 cubic meters and two melamine lines.

Arauco considers that this transaction will have positive effects on the Company’s results, notwithstanding that at this time said effects are not quantifiable.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago,
La Bolsa St. Nº 64, Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, 14th Floor, Santiago
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
P.O. Box 218-V, Valparaíso
       -  Representative of the Bondholders (Banco Santander Chile)
Bandera St. 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: January 6, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President